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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                    FORM 144
                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a broker.

CUSIP  NUMBER:
1.(a)  NAME  OF  ISSUER  :  IMAGING  TECHNOLOGIES  CORPORATION
(b)  IRS  IDENT.  NO.:  33-0021693
(c)  S.E.C.  FILE  NO.:  0-12641
1(d)  ADDRESS  OF  ISSUER:  17075  VIA  DEL  CAMP0,  SAN  DIEGO,  CA  92127
(e)  TELEPHONE  NO.:  858-451-6120

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITES ARE TO BE SOLD: ARROYO DEVELOPMENT CORPORATION
(b)  SOCIAL  SECURITY  NO.  OR  IRS  IDENT.  NO.:  33-0857003
(c)  RELATIONSHIP  TO  ISSUER:  VENDOR
(d)  ADDRESS:  6647  RANCHO  DEL  ACACIA  WAY,  SAN  DIEGO,  CA  92130

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

Title  of  the  Class  of  Securities  To  Be  Sold:
COMMON

Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities:
OPPENHEIMER

Broker-Dealer  File  Number


Number  of  Shares  of  Other  Units  to  be  Sold  (See  instr.  3(c)):
2,800,000


Aggregate  Market  Value  (See  instr.3(d))
$84,000

Number  of  Shares  or  Other  Units  Outstanding  (See  instr.3(e))
291,000,000


Approximate  Date  of  Sale  (See  instr.3(f))  (MO.  DAY  YR.)
10-15-03


Name  of  Each  Securities  Exchange  (See  instr.3(g))
OTCBB

TABLE  I  -  SECURITIES  TO  BE  SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title  of  the  Class
COMMON

Date  you  acquired
10-7-03

Nature  of  Acquisition  Transaction:
Payment  for  services

Name  of  Person  from  whom  acquired:
Imaging  Technologies  Corporation

Amount  of  securities  acquired:
2,800,000

Date  of  payment
10-6-01

Nature  of  payment
Cash

TABLE  II  -  SECURITIES  SOLD  DURING  THE  PAST  3  MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

NONE

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.


ARROYO  DEVELOPMENT  CORPORATION
By  Eric  W.  Gaer,  its  president
10-7-03

(SIGNATURE  AND  DATE  OF  NOTICE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.


ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)